Exhibit 11

Pinnacle Entertainment, Inc.

Computation of Earnings Per Share

	For the three months ended June 30,
	Basic		Diluted (a)
	2008	2007	2008	2007
	(in thousands, except per share data)
Average number of common shares outstanding	59,962	59,712	59,962	59,712
Average common shares due to assumed conversion of stock options	—	—	—	1,384

Total shares	59,962	59,712	59,962	61,096

Income (loss) from continuing operations	$(48,927)	$8,182	$(48,927)	$8,182
Income (loss) from discontinued operations, net	30,818	1,720	30,818	1,720

Net income	$(18,109)	$9,902	$(18,109)	$9,902

Per share data:
Income (loss) from continuing operations	$(0.81)	$0.14	$(0.81)	$0.13
Income (loss) from discontinued operations, net	0.51	0.03	0.51	0.03

Net income per share	$(0.30)	$0.17	$(0.30)	$0.16

	For the six months ended June 30,
	Basic		Diluted (a)
	2008	2007	2008	2007
	(in thousands, except per share data)
Average number of common shares outstanding	59,956	58,616	59,956	58,616
Average common shares due to assumed conversion of stock options	—	—	—	1,531

Total shares	59,956	58,616	59,956	60,147

Income (loss) from continuing operations	$(65,076)	$11,468	$(65,076)	$11,468
Income (loss) from discontinued operations, net	52,020	1,343	52,020	1,343

Net income	$(13,056)	$12,811	$(13,056)	$12,811

Per share data:
Income (loss) from continuing operations	$(1.09)	$0.20	$(1.09)	$0.19
Income (loss) from discontinued operations, net	0.87	0.02	0.87	0.02

Net income per share	$(0.22)	$0.22	$(0.22)	$0.21

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Condensed Consolidated Income Statements (Unaudited).